[redacted]

09056149

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROGAN & ASSOCIATES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 9TH AVENUE
(No. and Street)

SAFETY HARBOR (City) FL (State) 34695 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J BOVA 813-684-0933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J BOVA PA
(Name – *if individual, state last, first, middle name*)

414 CHASTAIN RD (Address) SEFFNER (City) FL (State) 33584 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 2 2009
503

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL G ROGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROGAN & ASSOCIATES INC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NANCY L. BOVA
Comm# DD0633584
Expires 1/23/2011
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. SEE NET CAPITAL REPORT
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. SEE NOTES TO FINANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Section

MAR 02 2009

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

ROGAN & ASSOCIATES INC [13]

SEC FILE NO.
8-49995 [14]

FIRM I.D. NO.
42762 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

200 9TH AVENUE NORTH [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)
1-1-08 [24]

SAFETY HARBOR [21] FL [22] 34695 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY)
12-31-08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J BOVA [30]

(Area Code) — Telephone No.
813-684-0993 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 18TH day of FEBRUARY 2008

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

ROBERT J BOVA PA [70]

ADDRESS

Number and Street	City	State	Zip Code
414 CHASTAIN ROAD [71]	SEFFNER [72]	FL [73]	33584 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	33,728 [0200]		33,728 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	25,324 [0295]		
	B. **Other**	24,173 [0300]	28,869 [0550]	78,366 [0810]
3.	Receivables from non-customers	[0355]	557,711 [0600]	557,711 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	2,224 [0424]		
	E. **Spot commodities**	[0430]		2,224 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities**			

[0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	22,450 [0680]	22,450 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	85,449 [0540]	609,030 [0740]	694,479 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	40,250 [1205]	[1385]	40,250 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]			
2. Includes equity subordination (15c3-1(d)) of			
[1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	40,250 [1230]	0 [1450]	40,250 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	150 [1792]
C. Additional paid-in capital	30,985 [1793]
D. Retained earnings	647,220 [1794]
E. Total	678,355 [1795]
F. Less capital stock in treasury	-24,125 [1796]
24. TOTAL OWNERSHIP EQUITY	654,230 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	694,480 [1810]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ROGAN & ASSOCIATES INC

For the period (MMDDYY) from 24 1-1-08 [3932] to 12-31-08 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 1,858,528	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		26	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue			3995
9. Total revenue		$ 1,858,528	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		345,741	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers		552,756	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		16,052	4195
15. Other expenses		758,617	4100
16. Total expenses		$ 1,673,166	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	4210
18. Provision for Federal income taxes (for parent only)		28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 185,362	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

NOTE: No income tax liability is presented hereon since alternatives are available that could render any tax liability immaterial.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based ☐ [4550]

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4560]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4570]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 10999 [4335A]	RAYMOND JAMES & ASSOCIATES, IN. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		654,230 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		654,230 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		654,230 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	609,030 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-609,030 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		45,200 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment**		

securities:

1. Exempted securities	[3735]	
2. Debt securities	[3733]	
3. Options	[3730]	
4. Other securities	4,084 [3734]	
D. Undue Concentration	[3650]	
E: Other (List)		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-4,084 [3740]
10. Net Capital		41,116 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	2,683 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	36,116 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	37,091 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		40,250 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]
		40,250 [3840]

19. Total aggregate indebtedness

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 98 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		743,929 [4240]
A.	Net income (loss)		-89,692 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		654,237 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]